Filed Pursuant to Rule 433

Registration Statement No. 333-223441

October 23, 2019

REPUBLIC OF INDONESIA

FINAL TERM SHEET

U.S.$1,000,000,000 3.700% Bonds due 2049 (the Bonds)

Issuer:	Republic of Indonesia (the Republic)

Specified Currency:	U.S. Dollars

Principal Amount:	U.S.$1,000,000,000

Public Offering Price:	99.104%

Gross Proceeds:	U.S.$991,040,000

Underwriting Discounts and Commissions:	U.S.$396,416

Net Proceeds (Before Expenses):	U.S.$990,643,584

Interest Rate:	The Bonds will bear interest from October 30, 2019 at a rate of 3.700% per annum

Interest Payment Date:	Interest will be paid on April 30 and October 30 of each year, commencing on April 30, 2020

Maturity Date:	October 30, 2049

Benchmark:	2.875% U.S. Treasury due May 15, 2049

Benchmark Yield:	2.243%

Re-offer Spread:	150.7 bps

Re-offer Yield:	3.750%

Specified Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Settlement Date:	October 30, 2019

Day count:	30/360

Listing:	Expected listing of the Securities on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange

Settlement and Delivery:	The Republic expects that delivery of the Securities will be made against payment therefor on or about the Settlement Date, which will be the fifth business day following the date of pricing of the Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement

Joint Lead Managers/Underwriters:	BNP Paribas, Citigroup Global Markets Inc., Goldman Sachs (Singapore) Pte., Mandiri Securities Pte. Ltd. and Standard Chartered Bank

Co-Managers:	PT Danareksa Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

Billing and Delivery:	Citigroup Global Markets Inc.

Security Identifiers:	CUSIP: 455780 CN4 / ISIN: US455780CN45

MiFID II professionals/ECPs-only – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling toll-free +1-800-831-9146.

A preliminary prospectus supplement dated October  23, 2019 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312519272035/d814333d424b3.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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